Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4

PRESS RELEASE DATED SEPTEMBER 5, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Benson Tsang
Name:	Benson Tsang
Title:	Chief Financial Officer

Date: September 5, 2007

Exhibit 99.1

WUXI PHARMATECH

ANNOUNCES SECOND QUARTER 2007 RESULTS

Net Revenues Up 99% Year-Over-Year

SHANGHAI, CHINA — September 5, 2007 — WuXi PharmaTech (Cayman) Inc. (NYSE: WX) (“WuXi PharmaTech” or “the Company”), the leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced its unaudited financial results for the second quarter ended June 30, 2007.

Second Quarter 2007 Highlights:

•	Total net revenues increased 99.3% over the second quarter of 2006 to US$30.2 million.

•	Net income increased 482.1% over the second quarter of 2006 to US$7.1 million.

•

Diluted earnings per American Depositary Share (“ADS”) for the second quarter of 2007 was US$0.11. Diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2007 was US$0.13.

“During the second quarter of 2007, we experienced strong revenue and earnings growth compared to the same period last year,” said Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech. “We achieved solid growth throughout our business divisions, with revenue from laboratory services up 102.1% and revenue from research manufacturing up 86.8%. In the second quarter of 2007, laboratory services remained the major revenue contributor, accounting for 83.1% of our total net revenues, with research manufacturing accounting for the remainder. Our strong revenue growth was driven by the robust demand for drug R&D outsourcing services that we provide, and was a direct result of our ability to expeditiously deliver quality results to customers. As we continue to implement our growth strategy of becoming a full service provider of drug R&D outsourcing services, we are making steady progress in the expansion of the Jinshan manufacturing facility and the design of our new preclinical drug safety evaluation center in Suzhou.”

Second Quarter 2007 Unaudited Financial Results

Net Revenues. Net revenues amounted to US$30.2 million in the second quarter of 2007, compared to US$15.2 million for the second quarter of 2006, representing an increase of 99.3%, primarily attributable to increased business volume and the expansion of services and capacities. Net revenues from laboratory services increased by 102.1% from US$12.4 million in the second quarter of 2006 to US$25.1 million in the second quarter of 2007. This increase was a result of an increased number of projects and expanded laboratory service offerings. Net revenues from research manufacturing increased 86.8% over the second quarter of 2006 to US$5.1 million. Research manufacturing increased on an annualized basis as the Company has expanded and ramped up manufacturing capabilities.

Gross Profit. Gross profit increased 118.0% to US$15.3 million in the second quarter of 2007, compared to US$7.0 million in the second quarter of 2006. Second quarter 2007 gross profit reflects laboratory services cost of revenues of $11.8 million, compared to $5.7 million in the second quarter of 2006, and research manufacturing cost of revenues of $3.2 million, compared to $2.4 million in the second quarter of 2006. Overall gross margin was 50.5% in the second quarter of 2007, up from 46.2% in the second quarter of 2006. The increase was primarily due to the improvement in our research manufacturing gross margins of 37.7% in the second quarter of 2007, compared to 11.2% in the same period of 2006, as at that time we had expanded our manufacturing capacity but had not yet ramped up production.

Operating Expenses. Operating expenses, consisting of selling and marketing expenses and general and administrative expenses, increased by 41.6% from US$5.5 million in the second quarter of 2006 to US$7.8 million in the second quarter of 2007. This increase was primarily due to business expansion. Operating expenses as a percentage of total net revenues decreased from 36.2% in the second quarter of 2006 to 25.7% in the second quarter of 2007.

Share-Based Compensation Expenses. The Company’s share-based compensation expenses, which were allocated to related expense line items, decreased in aggregate by US$1.7 million in the second quarter of 2007 from the second quarter of 2006.

Net Income. Net income increased by 482.1% from US$1.2 million for the second quarter of 2006 to US$7.1 million for the second quarter of 2007. Net income excluding share-based compensation expenses (non-GAAP) for the second quarter of 2007 was US$8.6 million, a 96.7% increase compared to the non-GAAP net income of $4.4 million from second quarter of 2006. Diluted earnings per ADS was US$0.11 for the second quarter of 2007. Diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) was US$0.13 for the second quarter of 2007.

Cash Flow. As of June 30, 2007, the Company had a cash balance of US$48.5 million. Net cash inflow from operating activities was US$13.0 million in the second quarter of 2007, compared to an inflow of US$15.5 million in the first quarter of 2007.

Initial Public Offering. On August 9, 2007, WuXi PharmaTech successfully completed its initial public offering (“IPO”) of 15,167,326 American Depositary Shares (“ADSs”), including 1,978,347 ADSs issued in connection with the exercise of the over-allotment option in full. Each ADS represents eight of our ordinary shares.

In addition, upon the consummation of the IPO, 216,498,550 preference shares that were classified as mezzanine equity as of June 30, 2007, were automatically converted on a one-for-one basis into 216,498,550 ordinary shares or the equivalent of 27,062,319 ADSs.

Business Outlook

The Company estimates that its revenues for 2007 will range from US$128 million to US$132 million.

Conference Call

Following the earnings announcement, WuXi PharmaTech’s senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong) on Thursday, September 6, 2007 to discuss its 2007 second quarter financial results and recent business activities. The conference call may be accessed by calling (US) +1 718 354 1157 / (UK) +44 (0)20 7138 0815 / (HK) +852 3002 1616. A telephone replay will be available shortly after the call until October 5, 2007 at (US) +1 718 354 1112/ (UK) +44 (0)20 7806 1970 / (HK) +852 3002 1607, Passcode: 1468987.

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at www.wuxipharmatech.com.

About WuXi PharmaTech

Founded in 2000, Shanghai-based WuXi PharmaTech is the leading China-based pharmaceutical and biotechnology R&D outsourcing company. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical and biotechnology companies a broad and integrated portfolio of laboratory and research manufacturing services throughout the drug discovery and development process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug discovery and development by providing cost-effective and efficient outsourcing solutions that save its customers both time and money. Its operations are grouped into two segments: laboratory services, consisting of discovery chemistry, service biology, analytical, pharmaceutical development and process development services, and research manufacturing, focusing on manufacturing of advanced intermediates and active pharmaceutical ingredients for R&D use. In 2006, WuXi PharmaTech provided services to 70 pharmaceutical and biotechnology customers, including nine of the top ten pharmaceutical companies in the world, as measured by 2006 total revenues. For more information, please visit: http://www.wuxipharmatech.com.

Use of Non-GAAP Financial Measures

WuXi PharmaTech has provided the second quarter of 2007 net income and earnings per ADS on a non-GAAP basis, all excluding share-based compensation expenses. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The Company expects to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, WuXi PharmaTech’s anticipated operating results for 2007, our expansion plan for the Jinshan manufacturing facility and the design of our new preclinical drug safety evaluation center in Suzhou. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause WuXi PharmaTech’s actual results to differ from what the Company currently anticipates may include the Company’s limited operating history; its reliance on a limited number of customers to continue to account for a high percentage of its revenues; risk of payment failure by any of its large customers, which could significantly harm the Company’s cash flows and profitability; dependency upon the continued service of our senior management and key scientific personnel and ability to retain our existing customers or expand our customer base. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on August 9, 2007, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 11 of our prospectus. Our actual results of operations for the second quarter of 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, WuXi PharmaTech undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contact:

Investor Contact: Dr. Hai Mi, Vice President, Corporate Communications WuXi PharmaTech (Cayman) Inc. Tel: +86 (21) 5046-3726 Email: ir@pharmatechs.com	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212) 889-4350 PharmaTechs@taylor-rafferty.com www.taylor-rafferty.com

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712 PharmaTechs@taylor-rafferty.com www.taylor-rafferty.com	Media Contact: John Dooley Taylor Rafferty +1 (212) 889-4350 PharmaTechs@taylor-rafferty.com www.taylor-rafferty.com

WUXI PHARMATECH (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of US Dollars, except share data and par value data)

	June 30, 2007	December 31, 2006
	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	48,491	9,683
Restricted cash	4,426	2,067
Accounts receivables, net	14,865	12,589
Inventories	14,721	9,617
Prepaid expenses and other current assets	5,725	2,696
Total current assets	88,228	36,652
Non-current assets:
Property, plant and equipment, net	56,588	42,776
Intangible assets, net	787	628
Land use rights, net	5,009	4,643
Other non-current assets	1,274	992
Total non-current assets	63,658	49,039

Total assets	151,886	85,691

Liabilities, mezzanine equity and shareholders’ deficit
Current liabilities:
Short-term bank borrowings, current	1,970	9,604
Accounts payables	7,486	9,259
Accrued expenses	9,223	5,012
Deferred revenue	13,408	2,619
Other tax payable	1,546	2,343
Other current liabilities	2,769	1,757
Total current liabilities:	36,402	30,594
Non-current liabilities:
Long-term debt, excluding current portion	5,252	5,763
Advanced subsidies	1,046	1,027
Convertible notes	41,818	0
Deferred tax liabilities	125	129
Total non-current liabilities	48,241	6,919

Total liabilities	84,643	37,513

Mezzanine equity	100,735	49,106

Shareholders’ deficit:
Ordinary shares (Note 1), ($0.02 par value, 550,000,000 authorized, 249,060,000 and 197,901,450 issued and outstanding as of December 31, 2006 and June 30, 2007, respectively)	3,958	4,981
Additional paid-in capital	37,861	33,075
Retained earnings (accumulated deficit)	(78,080)	(40,173)
Accumulated other comprehensive income	3,129	1,549
Treasury stock	(360)	(360)
Total shareholders’ deficit	(33,492)	(928)

Total liabilities, mezzanine equity and shareholders’ deficit	151,886	85,691

Note 1: Eight (8) ordinary shares are equal to one (1) ADS

WUXI PHARMATECH (CAYMAN) INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(In thousands of US Dollars, except ADS data and per ADS data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net revenues:
Laboratory services	25,118	12,429	46,794	21,294
Research manufacturing	5,124	2,743	17,267	6,650
Total net revenues	30,242	15,172	64,061	27,944
Cost of revenues	(14,968)	(8,166)	(33,116)	(15,505)
Gross profit	15,274	7,006	30,945	12,439
Operating expenses	(7,770)	(5,488)	(17,598)	(9,427)
Operating income	7,504	1,518	13,347	3,012

Other income (expenses), net	(105)	(276)	106	(655)

Income before income taxes	7,399	1,242	13,453	2,357

Income taxes	(251)	(14)	(329)	(302)

Net income	7,148	1,228	13,124	2,055

Income (loss) attributable to holders of ADS (Note 2):
Basic	3,244	(42,110)	2,656	(41,283)
Diluted	3,244	(42,110)	2,656	(41,283)

Basic earnings (loss) per ADS (Note 2)	0.14	(1.35)	0.11	(1.33)
Diluted earnings (loss) per ADS (Note 2)	0.11	(1.35)	0.09	(1.33)

Weighted average ADS outstanding – basic (Note 2)	22,487,681	31,132,500	23,873,225	31,132,500
Weighted average ADS outstanding – diluted (Note 2)	29,324,338	31,132,500	30,452,998	31,132,500

Note 2: One (1) ADS is equal to eight (8) ordinary shares

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in thousands of US Dollars, except per ADS data)

(Unaudited)

	Three Months Ended June 30,
	2007	2006
GAAP net income	7,148	1,228
Add back: Share-based compensation expenses	1,434	3,135
Non-GAAP net income	8,582	4,363

Non-GAAP Income (loss) attributable to holders of ADS	3,895	(38,975)

Non-GAAP earnings (loss) per ADS – basic	0.17	(1.25)
Non-GAAP earnings (loss) per ADS – diluted	0.13	(1.25)